Contact

www.linkedin.com/in/jaynorris007
(LinkedIn)

Top Skills

Business-to-Business (B2B)
Customer Acquisition
Problem Solving

Languages

French (Limited Working)

Certifications

Applied Business Analytics
GUESST SOFTWARE
Real Estate Brokerage License

Patents

Adonis - The worlds 1st Smart Speaker Console.

Jay Norris

CEO & Co-Founder @ Guesst, Retail Sales Intelligence | Board Member | Prop & Fintech Evangelist | Transformation Leader | Dot Connector

New York, New York, United States

Summary

I am a visionary entrepreneur with over two decades of experience in the real estate, hospitality and retail sectors. I create innovative and scalable solutions for both landlords and tenants, leveraging my strategic dealmaking, experiential marketing, cultural currency development, and business analytics skills.

I lead Guesst, a disruptive platform that enables property owners and merchants to negotiate and track creative and flexible lease terms based on daily sales performance. I have a real estate brokerage license from REBNY, a business analytics certification from MIT Sloan business school, and multiple patents in smart technology. I am passionate about empowering direct-to-consumer brands and providing sustainable and relevant value propositions for the real estate industry. I also support and mentor local entrepreneurs and community initiatives as a board member of Westport Weston Family YMCA and a co-founder of Startup Westport. I am always eager to learn and collaborate with other go-getters and visionaries who share my mission and empathy.

Experience

Guesst

CEO | Co-Founder

July 2018 - Present (5 years 11 months)

New York, New York

Co-Founder| CEO at Guesst - Performance based leasing software.
The Guesst platform allows Property owners to track the daily sales performance of their retail and restaurant tenants. The Guesst product also benefits the merchant by allowing them to procure a creative or flexible lease term from their property owner.

Manhattan Chamber of Commerce

Co-Chair
April 2024 - Present (2 months)
United States

Westport Weston Family YMCA
Board Member
July 2023 - Present (11 months)
Westport, Connecticut, United States

Startup Westport
Co-Founder, Board Member
February 2023 - Present (1 year 4 months)
Westport, Connecticut, United States

Techstars Detroit Powered by J.P. Morgan
Startup Mentor
October 2022 - Present (1 year 8 months)
New York, New York, United States

BlackLight™
Chief Executive Officer | Co-Founder
August 2021 - Present (2 years 10 months)
United States

The World's First Search Engine for Black-Owned Businesses

The Westport Library
Member Board of Trustees
August 2022 - Present (1 year 10 months)
Westport, Connecticut, United States

Westport10.com
Founder
July 2021 - Present (2 years 11 months)
Westport, Connecticut, United States

Lifestyle Equities
Co-Founder | Chief Growth Officer
November 2012 - Present (11 years 7 months)
Greater New York City Area

Lifestyle Equities is a Management Consultancy specializing in innovative solutions for small to medium size businesses who aspire to either expand or be re-imagined.

LE offers conceptual development, action planning, site selection, go-to-market programming, strategic partnerships, experitiential management, e-commerce platforming, sourcing, retail, office and industrial lease expansion or consolidation.

• Uncovering Licensing opportunities in the US & Abroad; launch, reposition and accelerate our client's brand equity from project conceptualization to completion.

• Position client's effectively in the market to cultivate their brand by capitalizing on solid practices and personal media relationships that maximize exposure and saturation.

Eastern Consolidated

Director, Tenant Representation

September 2015 - June 2016 (10 months)

Greater New York City Area

• Organized and closed my first transaction within two months of signing with Eastern Consolidated. Completed all facets of the deal process, successfully procured a AAA-rated TENANT, secured a SPACE and closed the DEAL Negotiated all of the term sheets, lease agreements, contracts & closing documents.

• Coordinated marketing, research, and financial analysis efforts related to marketing packages; created marketing packages for prospective clients.

• Assisted in bidding process to ensure compliance with Eastern Consolidated's policies and procedures.

Marcus & Millichap

Strategic Investment Advisor / National Hospitality Group

May 2009 - January 2011 (1 year 9 months)

Greater New York City Area

Developed performance management metrics and baselines for multiple project deliverables, continuously ensuring that project objectives were measurable and performance expectations were met.

• Maintained a strong focus on enhancing the value of assets, planning and monitoring; met higher capital asset management standards.

• Predicted, identified and analyzed industry trends such as emerging technologies, evolving business models and buying behavior and recommended ways to evolve to meet these trends to National Hospitality's Executive Board.

Tastemakers Media
Founder & CEO
1997 - 2007 (10 years)
Greater New York City Area

Founded a transformative media company focusing on groundswell campaigns, strategic partnerships between the music industry and luxury lifestyle brands for compelling narratives, rapid growth and revenue.

• Created platform with integrated advertising, marketing and sales strategies for luxury brands.

• Launched media magazine that highlighted an innovative system to track and publicize the best hospitality lifestyle offerings nationally.

Arista Recordings
Strategic Marketing Executive
1994 - 1997 (3 years)
Greater New York City Area

Created and implemented strategic marketing programs for recording artists such as, Pink, Toni Braxton, Whitney Houston, Deborah Cox, Notorious BIG, TLC, Celine Dion etc.

Sony Music Entertainment
Promotions Director
1993 - 1994 (1 year)
Greater Atlanta Area

Coordinated innovative promotional programs for recording artists such as Babyface, Sade & Michael Jackson.

Education

Howard University

Bachelor of Arts (B.A.), Sociology · (1986 - 1991)